September 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	Real Goods Solar, Inc.

Registration Statement on Form S-3

Filed September 7, 2018

File No. 333-227238

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Real Goods Solar, Inc. hereby requests that the effective date of the above-captioned registration statement be accelerated to 4:00 p.m. EDT, on September 20, 2018, or as soon as practicable thereafter.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/Alan Fine

Alan Fine

Chief Financial Officer and Treasurer